

Report of Independent Accountants

To the Management of Pantheon Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Pantheon Securities, LLC (the "Company") for the year ended December 31, 2022. Management of Pantheon Securities, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:
    a. Payment dated July 11, 2022 in the amount of $9,092 was compared to the bank statement for the payment posted on July 20, 2022, noting no differences.
    b. Payment dated February 23, 2023 in the amount of $9,425 was compared to the cash disbursement listing for the payment posted on February 23, 2023, noting an overpayment of $34.
2. Compared the Total Revenue amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 to the Total revenue amount of $12,397,767 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2022, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. There were no adjustments noted.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e $12,397,767 and $18,597, respectively, of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
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5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2021 on which it was originally computed, noting a difference of $114.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management of Pantheon Securities, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Pricewaterhouse Coopers LLP

February 28, 2023

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001
General Assessment Reconciliation

For the fiscal year ended __2022_____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

PANTHEON SECURITIES, LLC
CRD#: 285480 SEC#: 69844
11 Times Square
35th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Pascal Roche 212 751 4422

2. A. General Assessment (item 2e from page 2) $ 18,597

   B. Less payment made with SIPC-6 filed (**exclude interest**) (9,092)
       7/20/22
                    Date Paid

   C. Less prior overpayment applied (114)

   D. Assessment balance due or (overpayment) _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 9,391

   G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐ $ 9,425
       Total (must be same as F above)

   H. Overpayment carried forward $(34)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pantheon Securities, LLC
_____
(Name of Corporation, Partnership or other organization)

Pascal Roche
_____
(Authorized Signature)

Dated the __27__ day of __February__, 20 __23__ .

FinOp
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1-2022
and ending 12-31-2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,397,767

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

   (2) Net loss from principal transactions in securities in trading accounts. _____

   (3) Net loss from principal transactions in commodities in trading accounts. _____

   (4) Interest and dividend expense deducted in determining item 2a. _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities. _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

   (7) Net loss from securities in investment accounts. _____

   Total additions _____

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

   (2) Revenues from commodity transactions. _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

   (4) Reimbursements for postage in connection with proxy solicitation. _____

   (5) Net gain from securities in investment accounts. _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   _____

   (Deductions in excess of $100,000 require documentation) _____

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

   (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

   Enter the greater of line (i) or (ii) _____

   Total deductions _____

2d. SIPC Net Operating Revenues $ 12,397,767

2e. General Assessment @ .0015 $ 18,597

(to page 1, line 2.A.)

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